UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5
             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                          Pursuant to Section 16(a)


( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
(x) Form 3 Holdings Reported
( ) Form 4 Transactions Reported

1. Name and Address of Reporting Person
Beech, Charles J.
4339 Gwynne Road
Memphis, TN 38107

2. Issuer Name and Ticker or Trading Symbol
China Premium Food Corporation
(formerly China Peregrine Food Corporation)
CHPF

3. IRS or Social Security Number of Reporting Person (Voluntary)
N/A

4. Statement for Month/Year
December, 1999

5. If Amendment, Date of Original (Month/Year)
N/A

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
( ) Director ( ) 10% Owner ( ) Officer (give title below) (X ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
(X) Form filed by One Reporting Person
( ) Form filed by More than One Reporting Person



_________________________________________________________________________________________________________________________________
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
_________________________________________________________________________________________________________________________________
1. Title of Security       |2.       |3.  |4.Securities Acquired (A)     |5.Amount of      |6.Dir |7.Nature of Indirect
                           |Transaction   |  or Disposed of (D)          |  Securities     |ect   |  Beneficial Ownership
                           |Date     |Code|                              |  Beneficially   |(D)or |
                           |         |    |              | A/|           |  Owned at       |Indir |
                           |         |    |    Amount    | D |    Price  |  End of Year    |ect(I)|
_________________________________________________________________________________________________________________________________
Common Stock               |2/28/97  |J3  | 200,000      | A |           | 200,000         | D    |
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Common Stock               |3/5/97   |J3  | 260,000      | A |           | 260,000         | I    | Controlled Corporation
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Common Stock               | 4/10/97 |J3  | 100,000      | A |           | 100,000         | I    | Controlled Corporation
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Common Stock               |         |    |              |   |           |                 |      |
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Common Stock- in children's|         |    |              |   |           |                 |      |
names                      |         |    |              |   |           |                 |      |
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_________________________________________________________________________________________________________________________________

___________________________________________________________________________________________________________________________________
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
___________________________________________________________________________________________________________________________________
1.Title of Derivative|2.Conversion|3.      |4.  |5.Number of  |6.Date Exer  |7.Title and Amount|8.Price|9.Number  |10.|11.Nature of
  Security           |or Exercise |Transaction  |Derivative   |cisable and  |  of Underlying   |of Deri|of Deriva |Dir|Indirect
                     |Price of    |Date    |Code|Securities   |Expiration   |  Securities      |vative |tive      |ect|Beneficial
                     |Derivative  |        |    |Acquired(A)  |Date(Month/  |                  |Secu   |Securities|(D)|Ownership
                     |Security    |        |    |or Disposed  |Day/Year)    |                  |rity   |Benefi    |or |
                     |            |        |    |of (D)       |Date |Expir  |                  |       |ficially  |Ind|
                     |            |        |    |         | A/|Exer-|ation  | Title and Number |       |Owned at  |ire|
                     |            |        |    |         | D |cisa-|Date   | of Shares        |       |End of    |ct |
                     |            |        |    |  Amount |   |ble  |       |                  |       |Year      |(I)|
___________________________________________________________________________________________________________________________________
Option for Common    | $1.00      |4/29/97 | J3 |160,914  | A | 4/97|4/28/02| Common |160,914  |       | 160,914  | D |           |
Stock                |            |        |    |         |   |     |       |        |         |       |          |   |           |
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Option for Common    | $1.00      |4/30/97 | J3 | 350,000 | A | 4/97|4/29/02| Common | 350,000 |       | 350,000  | D |           |
Stock                |            |        |    |         |   |     |       |        |         |       |          |   |           |
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___________________________________________________________________________________________________________________________________

Explanation of Responses:

Item 6. Former Director, Chairman and Chief Operating Officer of issuer; resigned as COO in May of 1999 and as Chairman, Director of issuer in November of 1999.

Table I: Common stock (D) issued as founder stock; Common stock (I) issued to Peregrine Enterprises, Inc. in connection with issuer's purchase of the assets of China Peregrine Enterprises, Limited, an entity affiliated with Peregrine Enterprises, Inc.; Peregrine Enterprises, Inc. is controlled by the reporting person.